UNITED STATES
	                SECURITIES AND EXCHANGE COMMISSION
	                       Washington, D.C. 20549

	                           Schedule 13D
	                          (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
	                         (Amendment No. 13)*

	                      USLIFE Income Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                        (Title of Class of Securities)

                                   917324105
                                 (CUSIP Number)

                            Stephen C. Miller, Esq.
                          Krassa, Madsen & Miller, LLC
                           1680 38th Street, Suite 800
                            Boulder, Colorado  80301
                                 (303) 442-2156
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               October 24, 2001
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------
CUSIP No. 917324105
-------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B
-------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
-------------------------------------------------------------------------

3.	SEC Use Only
-------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	WC  OO
-------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
-------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		Kansas
-------------------------------------------------------------------------

Number of		7.	Sole Voting Power		1,160,300
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,160,300
Person With
			10.	Shared Dispositive Power
-------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 	1,160,300
-------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	   20.49%
-------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		OO
-------------------------------------------------------------------------


-------------------------------------------------------------------------
CUSIP No. 917324105
-------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi
-------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

(A)
(B)
-------------------------------------------------------------------------

3.	SEC Use Only
-------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	Not applicable
-------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
-------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		United States
-------------------------------------------------------------------------

Number of		7.	Sole Voting Power		            0
Shares Bene-
ficially 		8.	Shares Voting Power	            0
Owned by Each
Reporting		9.	Sole Dispositive Power	            0
Person With
			10.	Shared Dispositive Power 	      0
-------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 	  0
-------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X
-------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	0%
-------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		IN
-------------------------------------------------------------------------



                    Amendment No. 13 to Statement on Schedule 13D

      This amended statement on Schedule 13D relates to the Common Stock, $1.00 par value per share (the "Shares"), of USLIFE Income Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4, 5, and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), as the direct beneficial owner of the Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

      The total amount of funds required by the Trust to purchase the Shares as reported in Item 5(c) was $467,344.80. Such funds were provided by the Trust's cash on hand, from intertrust advances from affiliated trusts under the Cash Management Agreement and margin borrowings under a cash management account maintained by the Trust with Merrill Lynch, Pierce, Fenner & Smith Incorporated.


Item 4.	Purpose of Transaction.

		No change except for the addition of the following:

	The Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

	On October 24, 2001, Stewart R. Horejsi, on behalf of the Trust, sent a letter to each of the members of the Board of Directors of the Company requesting that the Board do, among other things, the following: (1) preserve the Fund's current tax-loss carry-forward; (2) spread Fund expenses over a broader asset base; and (3) appoint Richard I. Barr, Alfred G. Aldridge, Jr. and Joel W. Looney to fill existing (or newly created) vacancies on the Board, and then resign their positions as directors of the Fund. The October 24, 2001 letter prepared by Mr. Horejsi is attached as
Exhibit 15 and is incorporated in this statement by reference.

Item 5.	Interest in Securities of the Issuer.

		No change except for the addition of the following:

		(a)	The Trust is the direct beneficial owner of 1,160,300
Shares, or approximately 20.49% of the 5,663,892 Shares outstanding as of August 2, 2001, according to information contained in the Company's 2001 proxy statement. By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust. Mr. Horejsi disclaims all such beneficial ownership.

(c) The table below sets forth purchases of the Shares by the Trust since July 16, 2001. Such purchases were effected by the Trust on the New York Stock Exchange.


Date            Amount of Shares            Approximate Price
                                                Per Share
                                        (exclusive of commissions)

07/16/01          1,300                          8.460
07/19/01          2,000                          8.550
07/19/01          1,400                          8.500
07/20/01          3,600                          8.500
07/23/01            400                          8.500
07/24/01            100                          8.500
07/25/01            400                          8.500
07/26/01          1,000                          8.500
07/27/01          5,000                          8.680
07/27/01          4,300                          8.680
07/27/01          2,600                          8.600
07/27/01          2,400                          8.650
07/27/01          1,500                          8.700
07/27/01          1,500                          8.650
07/27/01          1,500                          8.580
07/27/01          1,000                          8.550
07/30/01          4,800                          8.750
07/30/01          3,000                          8.700
07/30/01          1,200                          8.720
07/30/01          1,000                          8.750
07/30/01            900                          8.700
07/30/01            500                          8.750
10/01/01          7,000                          8.000
10/01/01            500                          7.980
10/23/01          3,000                          7.950
10/23/01          1,000                          7.920
10/24/01          2,000                          7.980
10/24/01            200                          7.950


Item 7.	Material to be filed as Exhibits

	Exhibit 15:	Letter from Stewart R. Horejsi to each
of the members of the Board of Directors of USLIFE Income Fund, Inc. dated October 24, 2001.



                                  Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2001


/s/ Stewart R. Horejsi

Stewart R. Horejsi



/s/ Stephen C. Miller

Stephen C. Miller, as Vice
President of Badlands Trust
Company, trustee of the Ernest
Horejsi Trust No. 1B




                            Exhibit 15

                       STEWART R. HOREJSI
                       200 SOUTH SANTA FE
                      SALINA, KANSAS 67401

                         October 24, 2001


Dr. Judith L. Craven
3212 Ewing Street
Houston, Texas 77004
Dr. Norman Hackerman
3 Woodstone Square
Austin, Texas 78703
Ben H. Love
4407 Eaton Circle
Colleyville, Texas 76034
Dr. Timothy J. Ebner
321 Church Street
Minneapolis, Minnesota 55455
Judge Gustavo E. Gonzales, Jr.
2014 Main, Suite 210
Dallas, Texas 75201
Dr. John Wm. Lancaster
4624 Braeburn
Bellaire, Texas 77401
Dr. John E. Maupin, Jr.
1005 DB Todd Building
Nashville, Tennessee 37208
Dr. F. Robert Paulsen
2801 North Indian Ruins
Tucson, Arizona 85715

To the Board Members of USLife Income Fund (the "Fund"):

	I am writing this letter on behalf of the Ernest Horejsi
Trust No. 1B, by far the Fund's largest shareholder.

	We have taken a hard look at preliminary voting results on the Board's proposal to retain The Variable Annuity Life
Insurance Company (VALIC) as the Fund's adviser. Current tallies indicate that the Board's recommendation will be soundly defeated by Horejsi and Non-Horejsi shareholders alike at the meeting on October 30.

	We believe that the final vote will send a loud message to the Board that its past approach to overseeing the Fund was not only ineffective, but also detrimental to shareholders. We also believe that it will send a message of rejection not only of VALIC, but also of the incumbent directors who recommended VALIC.


	It appears that shareholders have lost confidence in this Board's ability to direct the Fund. As the Fund's largest shareholder, we respectfully request that the Board do the following:

1.	Preserve The Fund's Current Tax-Loss Carry-Forward.  This is
a significant shareholder asset. [Footnote 1]   The Board
must preserve this asset to offset future gains when a new adviser is engaged. Notably, proper stewardship of this asset precludes liquidating the Fund, as liquidation would result in a permanent loss of the carry-forward, a move contrary to shareholders' best interest.

2.	Spread Fund Expenses over a Broader Asset Base.  The Fund's
current NAV is barely half of its original NAV, now in the range of $45 million. Because of this minimal level of assets, the Fund's overhead has become larger by comparison.
Buying back shares or making a tender offer would further reduce NAV and result in an undue overhead expense for remaining shareholders.


3.	Fill Director Vacancies and Director Resignations.  We urge
the current Board members to appoint Richard I. Barr, Alfred
G. Aldridge, Jr. and Joel W. Looney to fill existing (or newly created) vacancies, and then resign their positions as directors of the Fund. Based on preliminary results of the "contested" proposal, it should be clear that shareholders no longer have confidence in this Board's decision-making and thus its members should step down and allow the newly appointed directors to make decisions about the future direction of the Fund.

     We believe it is incumbent on this Board to resign and fill the vacancies quickly so that shareholders' confidence can be restored and they can be reassured that someone is looking out for their best interests. Each suggested board member indicated above is currently a director of a very successful closed-end registered investment company (the Boulder Total Return Fund, Inc.) [Footnote 2], has indicated a willingness to serve as a director of the Fund, owns shares of the Fund, and would be considered "not interested" as required under the 1940 Act. The individuals will provide the Board with resumes upon request. Also, they have indicated a willingness to meet with the Board at its convenience so that current members can feel comfortable that they have left the Fund in competent hands. As a suggestion, and in the interest of saving on travel and related expenses, the individuals named above will be attending an Investment Company Institute Directors' Conference in Houston, Texas from November 12th to the 14th and could make themselves available for an interview with some or all of the Board members. Since it appears that there is a large Texas constituency on the current Board, this may be a convenient place and time for the Board to meet and consider these candidates.

	We look for a number of characteristics in our prospective board members. We look for candidates who (i) have an ownership position in the Fund and thus whose interests are aligned with Fund performance; (ii) will be proactive in overseeing a new adviser's performance; (iii) will select a new adviser and hold it accountable for providing shareholders with good, long-term investment results, (iv) understand the extraordinary value of the Fund's loss carry-forward, are capable of finding an adviser who can utilize it, and will not permit any portion of it to lapse as it did last year to the tune of $1 million, and (v) will take steps to reduce the effective burden of Fund expenses by spreading them over more assets - not less. We feel confident that the individuals listed above exhibit all of these characteristics and values.

	The Board of Directors has a fiduciary obligation to act in the best interests of shareholders. In this regard, the Directors had a duty to select and make a recommendation for the best adviser they could find. Although we believe the Board proposed VALIC in good faith, the proposal was uninspired and lacked the vision necessary to bring the Fund out of the "cellar". It now appears that the Board's proposal will be soundly defeated on October 30 and, thereafter, the Fund will be left to deal with the economic and procedural consequences of the Board's failed proposal. Notably, the Fund's proxy states that if VALIC does not receive the required vote, the Board intends to "evaluate alternatives". However, based on its having advanced VALIC as the "best" choice for the Fund's adviser, we doubt that shareholders will have much confidence in this Board's ability to "evaluate alternatives". And if the Board intends to recommend to shareholders its "second best" selection for adviser to the Fund, since shareholders have already rejected the Board's "best" choice, it is questionable whether they will embrace the Board's "second best".

	The existing Board has had ample opportunity to make the Fund a more profitable venture for its shareholders. It is apparent that the Board has failed in this endeavor, especially in light of its recommendation of continuing VALIC as the Fund's adviser. We hope now that the Board will do the right thing and step aside and let new directors set a new course for the Fund. We hope that you will consider these recommendations of your largest shareholder and look forward to hearing from you or your representative soon.

						Sincerely
						/s/ Stewart R. Horejsi

						Stewart R. Horejsi

cc:  	Daniel E. Stoller, Esq.
	Thomas R. Stephens, Esq.

Footnote 1: We believe the Fund has approximately $1.50 per share of tax-loss carry-forwards which is a latent asset of the Fund, providing future tax benefits to owners of approximately
$0.60 per share.

Footnote 2: Mr. Barr is also a director of First Financial Fund, consistently one of the best performing closed-end funds in the country.